CETERA INVESTMENT SERVICES LLC
(SEC I.D. No. 8-31826)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-31826

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/19_____ AND ENDING _____12/31/19_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cetera Investment Services LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 First Street South, Suite 300
(No. and Street)

St. Cloud   MN   56301
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Paul Shelson   (320) 229-3191
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

555 W 5th Street, #2700   Los Angeles   CA   90013
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2). SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Paul Shelson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cetera Investment Services LLC (the "Company") as of and for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



KRISTIN LANNERS
Notary Public
State of Minnesota
My Commission Expires
January 31, 2025

_____ 02.28.20
Signature   Date

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

(x)		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
( )	(c)	Statement of Income
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Member's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Report Describing the Existence of Internal Control over Compliance with the Financial Responsibility Rules and the Broker-Dealer's Compliance with the Financial Responsibility Rules (the "Compliance Report") and Report of Independent Registered Public Accounting Firm Thereon

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Investment Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cetera Investment Services LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 28, 2020

We have served as the Company's auditor since 2016.

CETERA INVESTMENT SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$ 33,743,348
Cash segregated under federal regulations	73,329,911
Receivable from clearing organizations, brokers and dealers	2,188,189
Receivable from customers	11,497,551
Commissions receivable	16,750,487
Other receivables	5,804,028
Deferred charges	8,119,720
Intangible assets, net of accumulated amortization of $591,080	20,375,467
Other assets	6,808,923
Total assets	**$178,617,624**

LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Payables to clearing organizations, brokers and dealers	$ 3,473,910
Payables to customers	69,532,810
Commissions payable	25,582,613
Accrued compensation	3,574,022
Accrued expenses and accounts payable	5,350,877
Deferred revenue	1,340,744
Other liabilities	4,698,606
Total liabilities	113,553,582

COMMITMENTS AND CONTINGENCIES (Note 9)

MEMBER'S EQUITY	65,064,042
Total liabilities and member's equity	**$178,617,624**

The accompanying notes are an integral part of this Statement of Financial Condition.

CETERA INVESTMENT SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Investment Services LLC (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to individuals nationally through financial institutions.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a direct wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is a wholly owned subsidiary of GC Two Holdings, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of The Statement of Financial Condition was in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Accordingly, actual results could differ from those estimates, and these differences could be material.

Reportable Segment

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision makers.

Cash and Cash Equivalents

Cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

Cash Segregated Under Federal Regulations

The Company segregates cash pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3 for the exclusive benefit of customers.

Receivable from and Payable to Customers

Receivable from and payable to customers include amounts related to cash and margin transactions. Customer cash receivables and payables arise from timing differences in the receipt and disbursement of customer funds. In margin accounts, the Company extends credit to its customers to finance their purchases of securities. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the Statement of Financial Condition.

Commissions Receivable and Payable

Commissions receivable includes commissions from brokerage, mutual fund and direct private placement transactions, traded but not yet received. Commissions receivable also includes mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Securities Owned, and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased are recorded on a trade date basis. Securities owned, and securities sold not yet purchased are stated at fair value. As of December 31, 2019, securities owned of $185,290 are included in other assets. Securities sold, not yet purchased of $36,753 are included in other liabilities. See Note 3 – "Fair Value Measurements" for more information.

Other Receivables

Other receivables primarily consist of accrued customer account fees, accrued reimbursements and allowances from product sponsors.

Deferred Charges

Deferred charges primarily consist of unamortized conversion and recruiting allowances provided to the Company's financial institution investment programs. The recruiting allowances are typically amortized over the term of the estimated customer useful life of approximately 20 years. Conversion allowances are typically amortized over the term of the program's contracts. As of December 31, 2019, the Company had unamortized deferred charges of $8,119,720.

Intangible Assets

On June 20, 2019, Cetera Financial entered into an Asset Purchase Agreement ("Agreement") on behalf of the Company with Foresters Financial Services, Inc. and Foresters Advisory Services, LLC ("Sellers"). The purpose of the Agreement is to facilitate the affiliation of the Sellers' registered representatives with the Company, and the Sellers' investment advisor representatives with Cetera Investment Advisors LLC, an affiliate. As a result of the Agreement, the Company recorded $20,966,546 of intangible assets.

The Company acquired $20,966,546 of the intangible assets through an in-kind contribution from Cetera Financial. The intangible assets that are deemed to have definite lives are amortized over their useful lives, generally from 3 - 20 years. See Note 5 – "Intangible Assets", for additional information.

Finite-lived intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. There was no impairment of definite-lived intangible assets recognized during the year ended December 31, 2019.

Other Assets

Other assets primarily consist of investments not readily marketable and prepaid expenses.

Deferred Credits

Deferred credits primarily consist of contract rebates received on the signing of the Company's service bureau contract. The contract rebates are amortized over the 8 year term of the contract. The unamortized deferred credits of $1,276,041 are included in Deferred revenue in the Statement of Financial Condition.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, "Simplifying Accounting for Income Taxes", which modifies ASC 740, Income Taxes, as part of its simplification initiative. ASU 2019-12 eliminates certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The Company early adopted ASU 2019-12 for the year ended December 31, 2019 and, therefore has not included deferred tax assets and liabilities within the Statement of Financial Condition as it is a single member LLC that is disregarded by the taxing authority and not subject to income tax on a stand-alone basis. The adoption did not have a material impact on this Statement of Financial Condition.

In June 2016, the FASB" issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Entities will use forward-looking information to better form their credit loss estimates. The ASU also requires enhanced disclosures to help financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The Company adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on this Statement of Financial Condition.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." ASU 2018-13 removes or modifies certain current disclosures and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. ASU 2018-13 becomes effective beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on this Statement of Financial Condition.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2019, there were no transfers between Levels 1, 2 and 3.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2019 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 18,938,530	$ -	$ -	$ 18,938,530
Securities owned - recorded in other assets:				
Equity securities	1,321	-	-	1,321
Mutual funds	31,544	-	-	31,544
Certificate of deposits	-	56,998	-	56,998
Corporate bonds	-	95,427	-	95,427
Total securities owned	32,865	152,425	-	185,290
Total	$ 18,971,395	$ 152,425	$ -	$ 19,123,820

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased - recorded in other liabilities:				
Mutual funds	$ 31,749	$ -	$ -	$ 31,749
Certificate of deposits	-	5,004	-	5,004
Total	$ 31,749	$ 5,004	$ -	$ 36,753

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly traded equity securities and mutual funds with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are primarily classified within Level 1. Certificate of deposits and corporate bonds are fair valued by management using third-party pricing services and are also classified within Level 2.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers and clearing organizations result from the Company's processing of customer transactions and consisted of the following as of December 31, 2019:

Receivables:	
Omnibus account receivable	$ 2,054,527
Fails to deliver	115,262
Securities borrowed	18,400
Total	$ 2,188,189
Payables:	
Clearing organization	$ 2,292,634
Fails to receive	1,181,276
Total	$ 3,473,910

NOTE 5 - INTANGIBLE ASSETS

The Company acquired $20,966,546 of intangible assets through an in-kind contribution from Cetera Financial related to an acquisition by Cetera Financial of Foresters Financial Services, Inc. and Foresters Advisory Services, LLC. The intangible assets that are deemed to have definite lives are amortized over their useful lives. The intangible assets acquired included financial advisor relationships and non-compete agreements. The financial advisor relationships intangible asset represents the value associated with expected future revenue streams to be generated by affiliated investment advisors. The value of the non-compete agreement is based on the expected savings, by avoiding revenue lost to a competitor, due to having the agreement in place. The savings occur over the term of the agreement.

The following tables present the components of intangible assets with definite lives subject to amortization at December 31, 2019:

As of December 31, 2019	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Useful Life (Years)
Financial advisor relationships	$20,494,193	$(512,355)	$19,981,838	20
Non-compete agreement	472,353	(78,725)	393,628	3
Total	$20,966,546	$(591,080)	$20,375,466	

The Company amortizes intangible assets with definite lives on a straight-line basis over their useful lives. None of the intangible assets with definite lives are anticipated to have a residual value.

The following table presents the estimated future amortization expense related to intangible assets as of December 31, 2019:

For the year ending:	
2020	$ 1,182,161
2021	1,182,161
2022	1,103,435
2023	1,024,710
2024	1,024,710
Thereafter	14,858,289
Total	$ 20,375,466

NOTE 6 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plans in 2019 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement.

NOTE 7 - RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on factors including assets under management, sales volume, number of personnel and producing advisors. During the year ended December 31, 2019, Cetera Financial charged the Company expenses, which included in related party expense allocations in the Statement of Income. Such expenses include compensation and benefits, overhead services related to marketing and communication, IT, finance and administration, operations, office space and risk management. In 2019, the Company allocated expenses to its related party, Cetera Investment Advisors LLC ("CIA"), per an expense sharing agreement. The related party allocations from The Company to CIA to reduce related party expense allocations in the Statement of Income. These consist of compensation and benefits, overhead services related to finance and administration, operations, and IT.

Because these transactions and agreements are with affiliates, they might not have been the same as those recorded if the Company were not a wholly owned subsidiary of Cetera Financial. As of December 31, 2019, there was $398,899 of outstanding receivable from CIA. As of December 31, 2019, there was $3,002,330 of outstanding liabilities to Cetera Financial in connection with these services.

Related party payable of $2,612,886, net of $401,572 related party receivable is reflected in accrued expenses and accounts payable in the Statement of Financial Condition.

The Company provides custodial services for certain customer retirement accounts of two affiliated companies, Cetera Advisors LLC and Cetera Advisor Networks LLC.

NOTE 8 - OFF BALANCE SHEET RISK

The Company is engaged in various principal and brokerage activities with counterparties primarily including broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

In the event a customer fails to satisfy its cash or margin account obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

The Company holds securities that can potentially subject the Company to market risk. The amount of potential gain or loss depends on the securities performance and overall market activity. The Company monitors its securities positions on a monthly basis to evaluate its positions and if applicable, may elect to sell all or a portion to limit the loss.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Service contracts - The Company has contracted for technology processing services. The following table shows the future annual minimum payments due:

	Year Ended December 31
2020	$ 2,700,000
2021	2,700,000
Total	$ 5,400,000

Line of credit - The Company has a $50,000,000 uncommitted collateralized line of credit with a nationally recognized financial institution. The line of credit does not have a stated expiration. There were no outstanding borrowings as of December 31, 2019.

Legal and regulatory proceedings related to business operations - The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding when it believes it is probable a loss has occurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission ("SEC"), and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Defense costs related to legal and regulatory proceedings are expensed as incurred and classified as professional services within the Statement of Income. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

The Company does not believe, based on currently available information, that the outcomes of any such matters will have a material adverse effect on the Company's financial condition.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2019, the Company had net capital of $18,473,381, which was $18,223,381 in excess of required net capital of $250,000.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date this financial statement was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in this financial statement.

* * * * * *